Exhibit 99.1

ASX/Media Release (Code: ASX: IMM; NASDAQ: IMMP)

Positive New Data from Ongoing TACTI-mel Study in Unresectable or Metastatic Melanoma

Presented in Global Webcast

New data presented shows ORR of 61% (11/18 patients)

SYDNEY, AUSTRALIA – May 30, 2018 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”), a biotechnology company developing novel immunotherapy treatments for cancer and autoimmune diseases, today announced new data from its ongoing TACTI-mel Phase I clinical trial. This study is evaluating the combination of eftilagimod alpha (“efti” or IMP321), Immutep’s lead product, in combination with pembrolizumab (KEYTRUDA®) in unresectable or metastatic melanoma patients that have had a suboptimal response or had disease progression with pembrolizumab monotherapy in the first three cohorts.

“The new data is very encouraging, further supporting our hypothesis that the combination of efti and pembrolizumab may be a hopeful solution for cancer patients,” said Marc Voigt, CEO of Immutep. “As advancements in PD-1 have enabled breakthroughs in immunotherapy, research is showing that LAG-3 has the potential to take immunotherapy to the next level, enabling more effective cancer treatments. We look forward to starting our new efti-pembrolizumab combination program in three different cancer indications as well as the results from the additional TACTI-mel patient cohort in the second half of this year.”

The multi-center, open-label clinical trial includes four cohorts of six patients each – for a total of 24 patients – testing different dosages of efti, including 1 milligram (mg), 6 mg and 30 mg, in combination with pembrolizumab. This latest data includes more mature data from the first two cohorts and the first data from the third cohort. Key findings were as follows:

•	Long lasting and durable responses seen in a subset of patients;

•	Overall Response Rate (“ORR”) of 61% (11/18 patients) when tumor size is measured starting from cycle 1 day 1 of pembrolizumab monotherapy and following combination therapy (combo starts at cycle 5) according to irRC; and

•	Two complete responses related to the combination out of 18 patients according to RECIST.

The data is being presented in more detail via a global webcast today at 8am Australian Eastern Standard Time / 6pm US Eastern Daylight Time. Investors can access the webcast via the following link: https://fnn.webex.com/fnn/onstage/g.php?MTID=edd0388586f757aa2ea7d890e6193f64a

An audio replay of the webcast will be made available on the Company’s website.

A subset of this new data was presented by Dr. Frédéric Triebel, Immutep’s Chief Scientific Officer and Medical Officer, at the 3rd Annual Advances in Immuno-Oncology Congress on May 25.

About the TACTI-mel clinical trial

The ongoing TACTI-mel (Two ACTive Immunotherapies in melanoma) Phase I clinical trial is a multi-center, open-label, dosing escalating (1, 6 or 30 mg of eftilagimod alpha or “efti”) study evaluating the combination of efti with pembrolizumab for 6 months, starting at treatment cycle 5 in unresectable or metastatic melanoma patients that have had either a suboptimal response or had disease progression with pembrolizumab monotherapy (clinicaltrials.gov identifier NCT 02676869). The initial study consists of three cohorts of six patients.

In February 2018, Immutep expanded the TACTI-mel study by an additional cohort of 6 patients at 30 mg of efti in combination with pembrolizumab starting at cycle 1 and with a treatment duration of 12 months.

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of immunotherapeutic products for the treatment of cancer and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

Immutep’s current lead product is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3Ig fusion protein based on the LAG-3 immune control mechanism. This mechanism plays a vital role in the regulation of the T cell immune response. Efti is currently in a Phase IIb clinical trial as a chemoimmunotherapy for metastatic breast cancer termed AIPAC (clinicaltrials.gov identifier NCT 02614833) and a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT 02676869). Additional LAG-three products, including antibodies, for immune response modulation in autoimmunity and cancer are being developed by Immutep’s large pharmaceutical partners. Immutep is also developing an agonist of LAG-3 (IMP761) for autoimmune disease.

Further information can be found on the Company’s website www.immutep.com or by contacting:

U.S. Investors:

Jay Campbell, Vice President of Business Development and Investor Relations, Immutep Limited

+1 (917) 860-9404; jay.campbell@immutep.com

Australian Investors/Media:

Matthew Gregorowski, Citadel-MAGNUS

+61 2 8234 0105; mgregorowski@citadelmagnus.com

U.S. Media:

Sharon Golubchik, Antenna Group

+1 (201) 465-8008; sharon@antennagroup.com